Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Deemed filed pursuant to 14a-12 under the Securities Exchange Act of 1934

Subject Company: Penumbra, Inc.

Commission File No.: 001-37557

Date: January 15, 2026

The following is a transcript of a conference call held by Boston Scientific Corporation on January 15, 2026:

Boston Scientiﬁc Conference Call

Company Participants

•	Adam Elsesser, Chairman and Chief Executive Oﬃcer
•	Jonathan Monson, Executive Vice President and Chief Financial Oﬃcer
•	Lauren Tengler, Vice President, Investor Relations
•	Michael F. Mahoney, Chairman and Chief Executive Oﬃcer

Other Participants

•	Danielle Antalﬀy, UBS
•	David Roman, Goldman Sachs
•	Lawrence Biegelsen, Wells Fargo Securities
•	Matt Taylor, Jeﬀeries
•	Mike Polark, Wolfe Research
•	Patrick Wood, Morgan Stanley
•	Pito Chickering, Deutsche Bank
•	Rick Wise, Stifel
•	Robbie Marcus, J.P. Morgan
•	Shagun Singh, RBC
•	Travis Steed, Bank of America Securities

Presentation

Operator

Good morning, and welcome to the Boston Scientiﬁc Investor Update. All participants will be in listen-only mode. (Operator Instructions). After today's presentation, there will be an opportunity to ask questions. (Operator Instructions). Please note this event is being recorded.

I would now like to turn the conference over to Lauren Tengler, Vice President, Investor Relations. Please go ahead.

Lauren Tengler

Thank you, Drew, and thank you, everyone, for joining us today. With me are Mike Mahoney, Chairman and Chief Executive Oﬃcer; Jon Monson, Executive Vice President and Chief Financial Oﬃcer; and Adam Elsesser, Chairman and Chief Executive Oﬃcer of Penumbra.

During the Q&A session, Mike, Jon, and Adam will be joined by Joe Fitzgerald, Executive Vice President and Group President, Cardiovascular; and Dr.Michael R. Jaﬀ, Peripheral Interventions' Chief Medical Oﬃcer.

We issued a press release earlier this morning announcing that we have entered into an agreement to acquire Penumbra. The release, along with a presentation describing the acquisition, can be found on the Investor Relations section of our website.

This call contains forward-looking statements regarding, among other things, the anticipated ﬁnancial and business impact and beneﬁts of the transaction, the closing of the transaction and timing thereof, our business plans and strategy, product performance and development.These statements are based on our current beliefs using information available to us as of today's date and are not intended to be guarantees of future events or performance. If our underlying assumptions turn out to be incorrect, certain risks or uncertainties materialize, actual results could vary materially from those projected by the forward-looking statements.

Factors that may cause such diﬀerences are discussed in the press release we issued this morning and our periodic reports and other ﬁlings with the SEC, including the Risk Factors section of our most recent annual report on Form 10-K. Boston Scientiﬁc disclaims any intention or obligation to update these forward-looking statements except as required by law.

In addition, this call does not constitute an oﬀer to sell or the solicitation of any oﬀer to buy any securities, solicitation of any vote or approval. In connection with the proposed transaction, Boston Scientiﬁc will ﬁle with the SEC a registration statement on Form S-4 containing a proxy statement of Penumbra and a prospectus of Boston Scientiﬁc that will contain important information about Penumbra, Boston Scientiﬁc's disclosed [ph] transaction and related matters.

At this point, I'll turn it over to Mike.

Michael F. Mahoney

 Thanks, Lauren. Good morning and welcome, everyone. Today, we're excited to announce our entry into an agreement to acquire Penumbra for $374 per Penumbra common share in cash and stock for a total consideration of $15 billion. We're highly conﬁdent this deal is both strategically and ﬁnancially attractive to Boston Scientiﬁc and delivers signiﬁcant value to patients, customers, and our shareholders. We are excited about the combination of Penumbra and Boston Scientiﬁc bringing to market highly diﬀerentiated technologies which improve patient lives through minimally invasive solutions to meet many of today's greatest clinical challenges.

Penumbra is a great company, a highly diﬀerentiated portfolio of novel technologies that operate in high-growth segments where Boston Scientiﬁc lacks oﬀerings, including mechanical thrombectomy and neurovascular. Boston Scientiﬁc brings broad capabilities, including supply chain experience, expertise, and a signiﬁcant global commercial footprint that, upon close, would enable access to Penumbra technologies around the world. Importantly, there's a very strong cultural alignment between the two teams. The deep focus on innovation and clinical evidence, aiming to provide physicians with solutions to transform patient care.

Finally, this deal is ﬁnancially compelling. Penumbra operates in segments that are growth accretive to Boston Scientiﬁc. We expect this transaction to support our goals over the long-range plan. Penumbra has a tremendous track record of innovation, execution, and growth. To ensure this growth continues, we plan to continue to operate Penumbra essentially as a standalone organization within the cardiovascular group while leveraging our broad Boston Scientiﬁc capabilities and global footprint. The acquisition has the potential to close in the ﬁrst half of 2026, but more likely second half, subject to customary closing conditions.

Before I pass it over to Adam, I'd like to recognize the hard work of more than 4,500 Penumbra employees creating a high-performing best-in-class company with a strong culture and values that we plan to build upon for the beneﬁt of patients and customers around the world. I'm also thrilled that upon close, Adam will be joining our Board of Directors at Boston Scientiﬁc. Adam is a highly respected leader with exceptional knowledge and deep industry experience. His joining our Board of Directors underscores his commitment to the success of the combined companies.

With that, I'll turn it over to Adam.

Adam Elsesser

 Thanks, Mike. Our decades-long development of therapies for challenging medical conditions has focused on deep innovation for complex diseases, so that we can oﬀer physicians novel solutions to transform patient care with products available in over 100 global markets. I am proud of our team and the tremendous success of the company over the past 20-plus years, and I'm pleased to share that we expect our Q4 '25 revenue growth to be in the range of 21.4% to 22%, resulting in full-year preliminary revenue of $1.4 billion, representing growth in the range of approximately 17.3% to 17.5%.

I've gotten to know Mike and the team, and I'm excited about the opportunity ahead. As Mike said, we share similar cultures within our company and feel strongly that combining these strengths will further accelerate growth. As part of this transaction, I plan to elect to receive Boston Scientiﬁc stock for all of my Penumbra shares and I'm excited to join the Boston Scientiﬁc Board of Directors at close.

With that, I'll turn it over to Jon to walk through the ﬁnancials.

Jonathan Monson

 Thanks, Adam. I'll now go through the ﬁnancials of this deal, which is both strategically and ﬁnancially compelling. The transaction consideration reﬂects a total equity value of $15 billion to be funded in approximately $11 billion in cash and $4 billion in Boston Scientiﬁc stock, resulting in a 73% cash, 27% stock mix.

Based on Boston Scientiﬁc's 10-day VWAP ending this past Tuesday, January 13, this will result in an equity issuance of approximately 41 million shares which was ﬁxed at the time of signing. Boston Scientiﬁc expects to ﬁnance the $11 billion cash portion of the transaction with a combination of cash on hand and new debt. We expect that this acquisition will close in 2026, subject to customary closing conditions.

Penumbra participates in segments that are accretive to Boston Scientiﬁc which will help fuel top-line growth and long-term margin expansion. We anticipate that this transaction will be slightly dilutive to Boston Scientiﬁc's adjusted operating margin in the ﬁrst full year post-close, neutral to slightly accretive in year two, and increasingly accretive after the full realization of over $200 million of OI impact from revenue synergies and cost eﬃciencies in year three.

For adjusted EPS we expect this transaction will be dilutive in the ﬁrst full year post-close by $0.06 to $0.08, slightly accretive in year two, and more accretive thereafter. This is a highly strategic acquisition and the deal structure enables us to maintain ﬂexibility for additional potential tuck-in M&A or share repurchase while maintaining a ﬁrm commitment to our credit ratings.

Finally, we're committed to achieving the ﬁnancial goals we laid out at our Investor Day last year. We believe that this transaction further supports our ability to achieve those goals. Penumbra's sales growth proﬁle is accretive to Boston Scientiﬁc, supporting our goal of 10% plus compounded annual growth over the '26 through '28 period for adjusted operating margin.

Importantly, we remain committed to achieving 150 basis points of expansion over the long-range plan as revenue acceleration and cost eﬃciencies are realized. And ﬁnally, we expect to achieve leveraged double-digit EPS over the period 2026 through 2028.

With that, Mike, I'll turn it back to you.

Michael F. Mahoney

Thanks, Jon. In closing, we're absolutely thrilled about this announcement and look forward to the opportunities ahead. We expect that the combination of the two companies will provide the ability to treat more patients with Penumbra's innovative technologies, not only in the U.S., but around the world, will provide Boston Scientiﬁc to enter -- the opportunity to enter the high-growth segments of mechanical thrombectomy and neurovascular.

With that, I'll turn it over to Lauren to moderate Q&A.

Lauren Tengler

 Thanks, Mike. Drew, let's open it up for questions for the next 30 minutes or so. In order for us to take as many questions as possible, please limit yourself to one question and one related follow-up. Thanks.

Drew, please go ahead.

Questions And Answers

Operator

 (Question And Answer)

We will now begin the question-and-answer session. (Operator Instructions) Again, please limit yourself to one question and one relate follow-up. At this time, we will pause momentarily to assemble our roster. The ﬁrst question comes from Larry Biegelsen with Wells Fargo. Please go ahead.

Q - Lawrence Biegelsen

Good morning. Thanks for taking the question. Congratulations to Mike and Adam. I guess just, I'd like to just start oﬀ, maybe Mike, why is this the right time to acquire Penumbra? I think this is a larger deal than we've seen Boston Scientiﬁc do in the past. And Adam, why is this the right time to sell Penumbra? You just put up really strong results here.

And just secondly, any product overlap here, Mike, in peripheral and any divestitures assumed like EKOS or Coils? Thanks so much for taking the questions.

 A - Michael F. Mahoney

Good morning, Larry. Thanks for the question. First of all, we mentioned at a diﬀerent conference earlier this week, Boston Scientiﬁc as a company, we highlighted that we're comfortable with our '25 fourth quarter guide and comfortable with our '25 full-year guide. And important to reiterate, as I mentioned in my prepared remarks, that we're very comfortable with the Investor Day commitments that we made about three months ago that outlined our LRP goals.

In terms of timing, when you look at both of these companies, you have a very strong, high-performing Boston Scientiﬁc and a very strong, high-performing Penumbra. So you have basically two companies that are strong independently, and given the combination, have the potential to even become much stronger. So you have both companies dealing with a position of strength and getting stronger together. That's really the underlying theme of the combination.

In terms of some other bullets as to why now, as I mentioned in the segments, given the strength of each company, together we have the ability to enter new high-growth segments. Neurovascular and mechanical thrombectomy, Jon laid out the ﬁnancial beneﬁts of this one. There's very few companies that can enhance the weighted average market growth rate ofBoston Scientiﬁc; Penumbra can. There's very few companies who can additionally accelerate our growth, EPS and OI margins; and Penumbra can.

And maybe most important with these combinations, the cultural alignment of the teams, on the ground, in management. And getting to know Adam and the team, the cultural ﬁt between Penumbra's team and our team is excellent. We focus on innovation, clinical science, care about our employees, and we're going to grow faster together. So that cultural alignment is really, really important.

In terms of your last question on essentially closing timing, we are very comfortable that this transaction will close at some point in 2026. And we won't comment further on any details of the regulatory process at this point.

Q - Lawrence Biegelsen

And Adam, love to hear your perspective on, you founded and led Penumbra for a long time. Why this was the right time to sell? And maybe Jon, just any color on the $200 million in year three on synergies revenue versus cost. Thank you.

A - Adam Elsesser

Yes, it's sort of in the same vein of what Mike just said. We have been working extraordinarily hard, obviously for 20 years. We are entering a very clear next phase of this company where the product innovation has progressed to the point where we really just have the most extraordinary best-in-class products across the whole portfolio. And we're really entering a wonderful phase and that ability to combine with Boston and their expertise and their ability, just, I think will accelerate that opportunity and be extraordinarily beneﬁcial to, again, our customers and most importantly, our patients.

It's really, I agree with Mike, the cultural ﬁt has been wonderful to see and to feel it's just going to be one of those situations where together we can do so much more and I'm excited. I think our team's going to be excited. They're going to be ﬁred up, and I think Mike had an expression that he said, the winning spirit and attitude, which is exactly how we feel, and the next few years are going to be pretty extraordinary.

A - Jonathan Monson

And thanks, Larry, I think we're giving you a threefer here with your question, but yeah, on the year three synergies, it's, from revenue perspective, we see potential for revenue acceleration, particularly outside of the U.S., where Boston has a larger footprint. And then from a cost eﬃciency perspective, we see opportunity there, particularly in G&A and operations. As Mike had mentioned up front, eﬀectively, Penumbra will operate standalone immediately post integration, but we do see opportunity for eﬃciency between the two companies in G&A and operations.

Operator

 The next question comes from Robbie Marcus with J.P. Morgan. Please go ahead.

Q - Robbie Marcus

Great. I would say if either of you don't want to be executives anymore, you can be actors, because you did an excellent job making sure nobody knew about the deal, including with the Penumbra dinner last night, so congratulations on that.

I wanted to talk about just M&A at Boston Scientiﬁc moving after, obviously, deals over the past have generated good returns. Your return on invested capital has trended up over the past. How are you thinking about returns and timelines for those returns on this business?

And then part two, I'll just ask it all up front. How are you thinking about future M&A at Boston Scientiﬁc? And does this put a pin in it for a while as you integrate and digest the Penumbra acquisition? Congratulations.

A - Michael F. Mahoney

Thank you very much, Robbie. In terms of the ﬁnancial aspects of the deal, Jon outlined quite a bit of it. As you know, we always look at the high strategic ﬁt ﬁnancial returns, and this obviously is a home run strategic wise for all the reasons I mentioned before, and also ﬁnancially compelling. As I highlighted, we're standalone with our three-year LRP commitments, and this is additive. And Jon highlighted the commitments to double-digit EPS growth and the margin improvement.

On ROIC, we are comfortable that this hits our screen on high single digits at year ﬁve in terms of returns. On M&A, we believe we're very, very prudent with our acquisitions. I think we've got, overall, a very, very strong record of doing eﬀective integrations and meeting, or at least meeting or beating on our deal models and with the cultural alignment that we have, we're conﬁdent we'll deliver upon that.

On future M&A, obviously, we will be quite smart. This is a larger deal than we've done in the past. Our company's larger. Our balance sheet's very strong. Comfortable level at close, but we'll certainly be mindful of future M&A. We'll have the capacity to do that, given the ratings and ratios that we see. So, we don't have to close down our venture portfolio and things along those lines, but we'll simply be mindful of future M&A.

Operator

The next question comes from David Roman with Goldman Sachs. Please go ahead.

Q - David Roman

Thank you. Good morning, everybody. I want to just start going into a little bit more detail on the revenue synergies, Jon. I know you mentioned outside the U.S. as one of the key potentials, but I think in the presentation, you also talked about a pipeline that has the potential to further accelerate growth. So, maybe you could talk about a breakdown between sort of underlying acceleration opportunities at Penumbra, and then how BSX layers on top of that, the potential to accelerate that performance from a sales synergy perspective.

A - Michael F. Mahoney

I'll just give you a couple examples. We're not going to -- Adam highlighted his fourth quarter results, the full year results, and the conﬁdence in his company's technologies and growth going forward. I reiterate our results, essentially, and we've given our three-year LRPs. If you look at revenue, there's so many opportunities. Jon highlighted a big one in outside the U.S. activities. It's clear that Penumbra has a nice presence there. We have a very signiﬁcant presence outside the U.S. across Europe, Middle East, Africa, all of the Asia-Pac countries with a scaled commercial sales force in those regions that today don't oﬀer mechanical thrombectomy or the neurovascular portfolio. Really, the scale of our O-U.S. capabilities will help.

And then you just look at practical examples within the U.S. We did an excellent job, Cat Jennings and the team, with our Silk Road acquisition and that integration, which is doing very, very well.

And that call point, as an example, is the vascular surgeon call point. And the vascular surgeon call point is an important one for us, and it's one where we're a bit underpenetrated, really, with our best product being Silk Road. Penumbra is very, very close to the vascular surgeon call point in their competitive mechanical thrombectomy products. So, in examples like that, it could further help accelerate our collaboration relations with Silk Road.

We also have a lot of non-overlapping products with our drug-eluting stents and our DCB balloons, all of which vascular surgeons use. But maybe Boston Scientiﬁc's not as quite, we don't have the same level of relationships and collaboration with that call point as Penumbra does. So I think there's many diﬀerent opportunities, given the distinct portfolios of the two companies and the contacts and relationships that exist in there, to potentially look at opportunities to enhance growth for both companies.

Operator

The next question comes from Travis Steed with Bank of America. Please go ahead.

Q - Travis Steed

Hey, congrats to everybody on the acquisition. Curious how you thought about the growth outlook in the venous business versus the stroke business. This deal puts you back into the stroke market again after being out of it for a long time. And also curious how you kind of thought through the Penumbra pipeline in terms of giving you conﬁdence in the growth outlook here.

A - Michael F. Mahoney

I'll answer the ﬁrst part of that and then I'll ask Adam to step in. We've really liked the neurovascular market for quite a while. As you know, we used to be in it many, many years ago and sold that business. So we certainly liked the market proﬁle, the growth proﬁle of that business. And to enter that business, we always felt that we needed a lean portfolio with a scaled commercial company with a very, very strong pipeline. There was no sense in going into neurovascular as a niche player and build from there.

So we've really been looking for a long time on how to become a scaled, market leading neurovascular company, not one that's coming from a distance of behind the pack and trying to roll up a bunch of companies that way. So Penumbra oﬀers just that. They've got an excellent portfolio and meaningful commercial presence and a great pipeline.

Adam, if you want to touch a bit more on your outlook for neuro, that'd be great.

A - Adam Elsesser

Sure. I think you know how conﬁdent we are in how we think neuro will evolve, not just in the traditional ischemic stroke market where we obviously feel very conﬁdent in our current position and obviously with new products coming, more and more conﬁdent that that will continue to do quite well.

As it relates to the newest area, which is embolizing the middle meningeal artery, early days, but I think there's been a lot of discussion about what that opportunity is and the value that that can provide to patients and obviously could be a signiﬁcant growth opportunity over the next two, three years. And we're just really in that early stages.

So neuro is really set up for some signiﬁcant growth, and it's exciting. And I think all of you know, I was involved with our ﬁrst company many years ago, I admired Boston back then for being in the neuro space, and it's going to be delightful to have, I think, for physicians to have Boston back.

Operator

The next question comes from Rick Wise with Stifel. Please go ahead.

Q - Rick Wise

Good morning, everybody, and truly congratulations on an exciting deal here. Mike, maybe starting with you and then a follow-up for Jon, you talked through some of the aspects of your global footprint and the potential positive constructive implications for the merger or the acquisition. Talk about the other point you mentioned was supply chain expertise. Maybe just unpack that a little bit, help us understand what you think Boston can bring and how that might impact the outlook for the combined company.

A - Michael F. Mahoney

Happy to. I think our global supply chain capability and reputation is very, very strong. As an example, we have a very large presence in Costa Rica with many of our products. You've seen how we've been able to scale FARAPULSE very, very quickly in Costa Rica as well as the councils around the world. So we have a very much global manufacturing footprint. Adam and the team absolutely have the right vision, and they've stated publicly their expansion into Costa Rica, which is something that we know extremely well.

So I think in terms of their current program, I think we will just add additional fuel and capabilities to that. We have a long history of improving our cost productivity in our manufacturing plants year-over-year. And we'll learn from each other on the things that they're doing, and we'll bring best practice from Boston Scientiﬁc. So I think from an overall manufacturing operations distribution in the scale of the company, I think it'll be additive, and we'll learn from each other. We deﬁnitely feel like there'll be some synergies in that regard.

Q - Rick Wise

Great. And I lied, I'm not going to ask that question to Jon. Another question for you, Mike. Maybe, just thinking about the rest of the portfolio, I appreciate the growth and the innovation that Penumbra brings, the implications for margins. Does this say anything, does this transaction, yes, the biggest, the largest you've ever done, say anything about the rest of the portfolio, any aspect of the growth outlook for the rest of the portfolio that I'm sure somebody's going to ask us, are there any growth implications that maybe are more concerning now that this is going to ﬁll a gap of some kind, a growth gap, and enable you to hit your LRP targets? Thank you very much.

A - Michael F. Mahoney

Absolutely. Companies have a choice, do you get stronger when you're strong or do you try to get strong when you're weaker? This is about us getting stronger when we're very strong, and that's the ﬁrst comment I made. We're not going to give all of our results for fourth quarter and full year, but as I mentioned at the very beginning, we're very comfortable with our fourth quarter guide and our full year guide as highlighted at a diﬀerent conference earlier in the week.

And we absolutely stand behind, independent of Penumbra, three-year outlook that we gave at Investor Day, which highlighted our WAMGR's growing to 8% in '25 and 9% over this LRP, our consistent ability to deliver above-market growth, and we highlighted in detail our three-year roadmap in clinical, and we didn't share with you a lot of the venture stuﬀ that we have going on.

So independent of Penumbra, our LRP goals that we laid out remain the same, and we're adding Penumbra together from a position of strength to make ourselves even stronger.

Operator

The next question comes from Michael Polark with Wolfe Research. Please go ahead.

Q - Mike Polark

Hey, good morning. Thank you. I'll stay on that thread, and sorry to be myopic, but just as it relates to the LRP and the strong double-digit EPS growth message for 2026 through 2028, is it fair to still assume that that double-digit message is a target each year, '26 through '28, even with, say, $0.07 of a number-related dilution? The question asked a diﬀerent way is, as this deal closes, could earnings growth be at risk of being below target and then being well above target as you digest Penumbra? Any color or clariﬁcation on that would be appreciated. Thank you.

A - Jonathan Monson

Yes, thanks, Mike. I mean, always the goal each year, we are, as we've said, committed to double-digit leveraged EPS growth over the '26 through '28 period. So, as I mentioned in my remarks, you can see $0.06 to $0.08 of dilution year one. So, we'll have to see, depending on the timing of the close, we expect that to happen this year. So, that may be a little lighter immediately post the close, but continue to target double-digit each year and very conﬁdent double-digit leveraged EPS growth over the period.

A - Michael F. Mahoney

I think we've proven as a company that our ability to make tradeoﬀs within the company, while still really growing above our peer group and delivering margins each year and double-digit EPS each year over many, many years. This deal will not close in 90 days. We're comfortable that it will close in 2026. It allows us to enable the proper planning to continue to innovate, continue to invest like we do in our organic pipeline, continue our tuck-in M&A, being mindful of the size of this one. And we're very conﬁdent in our ability to deliver that double-digit EPS growth over the three years. And it'd be very disappointing. So, that's what we're going to do.

Operator

The next question comes from Danielle Antalﬀy with UBS. Please go ahead.

Q - Danielle Antalﬀy

Good morning, guys. Thanks so much for taking the question and congrats on the deal. I guess, Mike, my question for you is around how you see this elevating the rest of the Boston Scientiﬁc franchise. So, you mentioned sort of what you guys could do for Penumbra internationally, for example. So, just curious about whether you see sales synergies on the other side of the business, i.e., the legacy Boston Scientiﬁc side of the business and how you see that playing out and how quickly that could play out. Thanks so much.

A - Michael F. Mahoney

Yes. Good morning, Danielle. I'll give a couple examples there. There's many examples I can think of. I pointed towards there's strong relationships across both companies with interventional radiologists, with interventional cardiologists, with vascular surgeons. We have excellent relationships with interventional cardiologists. Given the clinical data that Penumbra's delivered their pipeline, I think you'll see globally more interventional cardiologists involved with these procedures.

The vascular surgeon call point is really, really important. It's one that Boston Scientiﬁc has been, call it, underscaled in over the years. We've had a more limited product portfolio that really meets the demand, especially mechanical thrombectomy. There are many products across Boston Scientiﬁc that the vascular surgeon uses that are very diﬀerent, and so that enables potentially, more contracting, greater access, leveraging the combined, the two sales forces together. And same thing with interventional radiology. We have a diﬀerentiated portfolio than Penumbra, the same call point, but that will help bring a more, a broader portfolio to all three of those call points that exist independently, albeit very diﬀerent technologies.

Operator

The next question comes from Patrick Wood with Morgan Stanley. Please go ahead.

Q - Patrick Wood

Beautiful. Thanks, guys. All the comments around culture ﬁtting and, operating as an independent entity within Boston in its way. Like, is that, how are you thinking about retention of key staﬀ, right? The reps are super important here. You mentioned the engineering team, which has always been a key part for Pen. So, how are you thinking about retention and keeping the people that are critical within this business? Thanks.

A - Michael F. Mahoney

Well, thank you for asking, Patrick. That is critical. We know that and we know how to do that. We've done a lot of acquisitions and we've learned from those. I commented on Silk Road and the, really, the excellent momentum we have in that area. So, we absolutely know that Penumbra's global commercial team is essential and we're going to welcome them to Boston Scientiﬁc.

As we mentioned, they'll essentially operate as a business within Boston Scientiﬁc, but also maximizing the synergistic call points that I mentioned in the previous question from Danielle. But we very much understand the innovation ecosystem that Penumbra has and our goal is to clearly maintain that and accelerate that. And we also know their commercial capabilities.

So, that is the number one goal for us and that's why we can talk about strategy and ﬁnancials all the time, but it's really how do employees feel about the combination? And how will they feel in two years? Is this a place where they can grow together? Can they become developed? Do they like the values? Not just the values that are shown on the Board that people talk about, but they see that every day?

I think you see with Boston Scientiﬁc, we have a very highly engaged global workforce. We develop our employees. We have a culture that lets them speak their mind. We care about our employees and that very much matches with Penumbra. And so, I'm very conﬁdent that, two years post integration, we will have retained and grown that commercial force, will have retained and added additional fuel as necessary to their innovation capabilities, and that you'll see the same employee engagement and ability to attract talent that Boston Scientiﬁc enjoys today enhanced.

Operator

The next question comes from Matt Taylor with Jeﬀeries. Please go ahead.

Q - Matt Taylor

All right. Thanks for taking the question. I wanted to just circle back on two things you touched on before. One is the close in '26, I know you're not going to comment a lot on the regulatory process. It's a little bit longer than typical and you do have some overlap with EKOS. Maybe you could just help us with the size of the EKOS business. We'd just like to understand that better.

A - Michael F. Mahoney

I don't know, Lauren. Do we break that stuﬀ out?

A - Lauren Tengler

We don't.

A - Michael F. Mahoney

Yes. As you know, we have not given out sizes of speciﬁc products. And this, as you know, EKOS is a very diﬀerent technology, completely diﬀerent technology than mechanical thrombectomy and what is a very underserved market with many diﬀerent competitors in that area. So we're very comfortable with these subsegments. We're very comfortable that this transaction will close in 2026. I appreciate your question.

Operator

Next question, excuse me, comes from Shagun Singh with RBC. Please go ahead.

Q - Shagun Singh

Thank you so much and congratulations on the deal. I was just curious if this was a competitive bidding process and within the context of the high interest in the space, was the 19% premium the right premium? And then just curious if you can talk a little bit about how you allocated the deal valuation between vascular, neuro, as well as the pipeline, and anything, how did you factor in Thunderbolt within this? Thank you so much for taking the questions.

A - Michael F. Mahoney

Yeah, we're probably not going to get into all of that. At the end of the day, we were very mindful of, we know Penumbra very, very well. As I mentioned, we're coming from a position of strength, they're coming from a position of strength and it's the, it's an excellent combination for both of us. I won't comment on their process. It's clear from their process that Boston Scientiﬁc oﬀers to Penumbra employees and shareholders excellent shareholder value, the best cultural ﬁt, the best strategic ﬁt in a transaction that will close in 2026. So that's likely from their perspective, but I can't speak from their perspective, but we wouldn't do this deal with Penumbra without checking those boxes. And they check the same boxes for Boston Scientiﬁc.

Operator

And I understand that there's time for one last question. That will come from Pito Chickering with Deutsche Bank. Please go ahead.

Q - Pito Chickering

Hey, good morning, guys. Thanks for taking my question. I'm going to ask Patrick's question a little bit diﬀerently. Mechanical thrombectomy has a lot of competition, but only a few winners. And I believe a big part of Penumbra's success has been the speed of innovation, something that the large companies have struggled with. So as you think about the Salesforce [ph] feedback to the R&D team, the quick area of innovation on the operations side to get new products to market quickly, how do you protect that culture as so many large companies have tried to replicate and have failed due to such a cultural diﬀerence?

A - Michael F. Mahoney

Great question. I think there are a lot of pockets of that within Boston Scientiﬁc, believe it or not. So you can, and I agree with your meta comment, but we do have pockets of very quick agile innovation across Boston Scientiﬁc, and we do have overall a very good organic R&D capability. And there's no doubt that one of the gems, of many gems of Penumbra is their innovation cadence, their speed, their ability to see in the future what's needed based on their physician feedback.

We obviously know that, and that's why essentially, as I mentioned before, essentially they'll be run as a standalone capability that will also beneﬁt from Boston Scientiﬁc's global reach and some of the capabilities that we have. We know that gem needs to be protected and fueled. That's exactly what we'll do.

A - Lauren Tengler

Thank you for joining us today. We appreciate your interest in Boston Scientiﬁc. If we were unable to get to your question or if you have any follow-ups, please don't hesitate to reach out to the Investor Relations team. Before you disconnect, we'll give you all of the pertinent details for the replay. Thanks again, everyone.

Operator

Please note, a recording will be available in one hour by dialing either 1-877-344-7529 or 1-412-317-0088 using replay code 1390686 until January 22, 2026 at 11:59 p.m. Eastern Time.

The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.